

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Abraham Dominguez Cinta
Chief Executive Officer
E.R.C. Energy Recovery Corporation
101 First Street #493
Los Altos, CA 94022

> **Re: E.R.C. Energy Recovery Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 19, 2014**
> **Response dated June 3, 2014**
> **File No. 0-53116**

Dear Mr. Cinta:

We have reviewed your response dated June 3, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

1.   We note your proposed disclosure, in response to our prior comment one, regarding a proposed agreement to issue up to 1,000,000 shares of preferred stock that would be convertible into 1,000,000 shares of common stock. Please expand your disclosure by providing additional discussion as to why you have decided to authorize an additional 700,000,000 shares of common stock and 90,000,000 shares of preferred stock.

2.   Please provide your analysis as to whether financial statements are required pursuant to Item 13 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director